Exhibit 99.2

LEGEND BIOTECH CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

		Three months ended March 31,
			2022		2021
	Notes		(Unaudited)		(Unaudited)

		(US$ in thousands, except per share data)
REVENUE	4		40,827		13,682
Other income and gains	4		1,012		722
Research and development expenses			(81,346)		(71,072)
Administrative expenses			(12,657)		(8,742)
Selling and distribution expenses			(21,302)		(13,417)
Other expenses			(1,527)		(2,034)
Fair value gain of warrant liability	14		34,900		—
Finance costs			(994)		(38)

LOSS BEFORE TAX	5		(41,087)		(80,899)
Income tax expense	6		—		—

LOSS FOR THE PERIOD			(41,087)		(80,899)

Attributable to:
Ordinary equity holders of the parent			(41,087)		(80,899)

LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Ordinary shares-basic and diluted	7	(US$	0.13)	(US$	0.30)

OTHER COMPREHENSIVE INCOME
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences:
Exchange differences on translation of foreign operations			2,311		4,349

Net other comprehensive income that may be reclassified to profit or loss in subsequent periods			2,311		4,349

OTHER COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAX			2,311		4,349

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD			(38,776)		(76,550)

Attributable to:
Ordinary equity holders of the parent			(38,776)		(76,550)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT

MARCH 31, 2022 AND CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT

DECEMBER 31, 2021

	Notes	March 31, 2022	December 31, 2021
		US$’000	US$’000
		(Unaudited)
NON-CURRENT ASSETS
Property, plant and equipment	8	156,005	145,724
Advance payments for property, plant and equipment		258	2,168
Right-of-use assets		7,393	7,186
Time deposits	12	4,726	4,705
Intangible assets		4,517	4,684
Other non-current assets		4,912	5,148

Total non-current assets		177,811	169,615

CURRENT ASSETS
Inventories		2,895	1,749
Trade receivables	9	50,451	50,410
Prepayments, other receivables and other assets		16,651	12,754
Financial assets measured at amortised cost	10	29,974	29,937
Financial assets at fair value through profit or loss	11	99,995	—
Pledged deposits	12	1,448	1,444
Time deposits	12	283,505	163,520
Cash and cash equivalents	12	377,786	688,938

Total current assets		862,705	948,752

Total assets		1,040,516	1,118,367

CURRENT LIABILITIES
Trade payables	13	9,712	7,043
Other payables and accruals		96,055	123,464
Government grants		320	304
Lease liabilities		883	911
Warrant liability	14	53,000	87,900
Contract liabilities		65,560	60,644

Total current liabilities		225,530	280,266

NON-CURRENT LIABILITIES
Interest-bearing loans and borrowings	15	126,714	120,462
Contract liabilities		245,850	242,578
Lease liabilities		1,630	1,593
Government grants		1,873	1,866
Other non-current liabilities		356	396

Total non-current liabilities		376,423	366,895

Total liabilities		601,953	647,161

EQUITY
Share capital	16	31	31
Reserves		438,532	471,175

Total ordinary shareholders’ equity		438,563	471,206

Total equity		438,563	471,206

Total liabilities and equity		1,040,516	1,118,367

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

	Attributable to equity holders of the parent
	Share capital US$’000	Share premium* US$’000		Share-based compensation reserves* US$’000	Foreign currency translation reserve* US$’000		Accumulated losses* US$’000	Total equity US$’000
As at January 1, 2022	31	1,261,454		19,702	6,987		(816,968)	471,206
Loss for the period	—	—		—	—		(41,087)	(41,087)
Other comprehensive income:
Exchange differences on translation of foreign operations	—	—		—	2,311		—	2,311

Total comprehensive loss for the period	—	—		—	2,311		(41,087)	(38,776)
Exercise of share options	—	610		(151)	—		—	459
Reclassification of vested restricted stock units	—	6,871		(6,871)	—		—	—
Equity-settled share-based compensation expense	—	—		5,674	—		—	5,674

As at March 31, 2022 (unaudited)	31	1,268,935	*	18,354 *	9,298	*	(858,055)*	438,563

LEGEND BIOTECH CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021 (CONTINUED)

	Attributable to equity holders of the parent
	Share capital US$’000	Share premium* US$’000		Share-based compensation reserves* US$’000		Foreign currency translation reserve* US$’000		Accumulated losses* US$’000	Total equity US$’000
As at January 1, 2021	27	708,306		6,314		(3,633)		(430,759)	280,255
Loss for the period	—	—		—		—		(80,899)	(80,899)
Other comprehensive income:
Exchange differences on translation of foreign operations	—	—		—		4,349		—	4,349

Total comprehensive loss for the period	—	—		—		4,349		(80,899)	(76,550)
Exercise of share options	—	544		(121)		—		—	423
Equity-settled share-based compensation expense	—	—		2,323		—		—	2,323

As at March 31, 2021 (unaudited)	27	708,850	*	8,516	*	716	*	(511,658)*	206,451

*

These reserve accounts comprise the consolidated reserves of US$438.5 million and US$206.4 million in the condensed consolidated statements of financial position as at March 31, 2022 and 2021, respectively.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

	Note	March 31, 2022	March 31, 2021
		US$’000	US$’000
		(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		(41,087)	(80,899)
Adjustments for:
Finance income	4	(458)	(100)
Finance costs		994	38
Reversal of provision for the impairment of trade receivables	9	—	(22)
Depreciation of property, plant and equipment		3,179	2,822
Loss on disposal of property, plant and equipment		20	54
Amortisation of intangible assets		491	494
Depreciation of right-of-use assets		257	364
Fair value gain of warrant liability	14	(34,900)	—
Fair value loss on financial assets measured at fair value change through profit or loss		5	—
Foreign currency exchange loss, net		1,494	1,914
Equity-settled share-based compensation expense		5,674	2,323
Deferred government grant		(77)	(71)

		(64,408)	(73,083)
(Increase)/decrease in trade receivables		(39)	75,000
Increase in prepayments, other receivables and other assets		(3,671)	(377)
Decrease/(increase) in other non-current assets		244	(10)
Increase in inventories		(1,146)	(297)
Government grant received		91	—
Increase in trade payables		2,669	4,411
Decrease in other payables and accruals		(21,879)	(15,662)
Decrease in other non-current liabilities		(40)	—
Increase/(decrease) in contract liabilities		9,213	(16,963)
Decrease in pledged deposits, net		—	128

Cash used in operations		(78,966)	(26,853)
Finance income received		310	104
Interest on lease payments		(31)	(38)

Net cash flows used in operating activities		(78,687)	(26,787)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021 (CONTINUED)

	Note	March 31, 2022	March 31, 2021
		US$’000	US$’000
		(Unaudited)	(Unaudited)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(12,118)	(15,407)
Purchase of intangible assets		(411)	(1,770)
Purchase of financial assets measured at fair value through profit or loss		(100,000)	—
Proceeds from disposal of property, plant and equipment		—	27
Addition in time deposits		(209,971)	(50,000)
Decrease in time deposits		90,000	50,000

Net cash flows used in investing activities		(232,500)	(17,150)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of share options		459	378
Principal portion of lease payments		(434)	(171)

Net cash flows from financing activities		25	207

NET DECREASE IN CASH AND CASH EQUIVALENTS		(311,162)	(43,730)
Effect of foreign exchange rate changes, net		10	337
Cash and cash equivalents at beginning of period	12	688,938	455,689

CASH AND CASH EQUIVALENTS AT END OF PERIOD	12	377,786	412,296

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances		667,465	462,552
Less: Pledged deposits		1,448	256
Time deposits		288,231	50,000

Cash and cash equivalents as stated in the statement of financial position	12	377,786	412,296

Cash and cash equivalents as stated in the statement of cash flows		377,786	412,296

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

Legend Biotech Corporation (the “Company”) was incorporated on May 27, 2015 as an exempted company in the Cayman Islands with limited liability under the Companies Law of the Cayman Islands. The registered office address of the Company is 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grant Cayman KY1-1002, Cayman Islands.

The Company is an investment holding company. The Company’s subsidiaries are principally engaged in research and development of biological products.

In the opinion of the Directors, the parent company of the Company is Genscript Biotech Corporation (“GenScript”), which was incorporated in the Cayman Islands on May 21, 2015 and listed on the main board of Hong Kong Stock Exchange since December 30, 2015.

2.1	BASIS OF PREPARATION

The unaudited interim condensed consolidated financial statements of the Company and its subsidiaries (collectively referred to as the “Group”) for the three months ended March 31, 2022 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS34”) issued by the International Accounting Standards Board (“IASB”).

The accounting policies and basis of preparation adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2021. The Group has not early adopted any other standards, interpretation or amendments that has been issued but is not yet effective.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the three months ended March 31, 2022 are not necessarily indicative of results to be expected for any other interim periods or for the year ended December 31, 2022. The condensed consolidated statement of financial position as of December 31, 2021 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by IFRS for annual financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.2	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective.

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[2]
IFRS 17	Insurance Contracts[1]
Amendments to IFRS 17	Insurance Contracts[1,3]
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies[1]
Amendments to IAS 1	Classification of Liabilities as Current or Non-current[2]
Amendments to IAS 8	Definition of Accounting Estimates[1]
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction[1]

[1]	Effective for annual periods beginning on or after January 1, 2023

[2]	No mandatory effective date yet determined but available for adoption

[3]

As a consequence of the amendments to IFRS 17 issued in October 2020, IFRS 4 was amended to extend the temporary exemption that permits insurers to apply IAS 39 rather than IFRS 9 for annual periods beginning before January 1, 2023

The Group is in the process of making an assessment of the impact of these new and revised IFRSs upon initial application. So far, the Group has expected that these standards will not have a significant effect on the Group’s financial performance and financial position.

3.	OPERATING SEGMENT INFORMATION

IFRS 8 Operating Segments requires operating segments to be identified on the basis of internal reporting about components of the Group that are regularly reviewed by the chief operating decision-maker in order to allocate resources to segments and to assess their performance. The information reported to the directors of the Company, who are the chief operating decision makers, for the purposes of resource allocation and assessment of performance does not contain discrete operation segment financial information and the directors reviewed the financial results of the Group as a whole. Therefore, no further information on the operating segment is presented.

Geographic information

a)	Revenue from external customers

	Three months ended March 31,
	2022	2021
	US$’000	US$’000
	(Unaudited)	(Unaudited)
United States of America	40,787	13,682
China	40	—

Total	40,827	13,682

The revenue information above is based on the locations of the customers.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.	OPERATING SEGMENT INFORMATION (CONTINUED)

b) Non-current assets

	March 31, 2022	December 31, 2021
	US$’000	US$’000
	(Unaudited)
United States of America	104,621	103,648
China	52,810	50,800
Others	15,654	10,462

Total	173,085	164,910

The non-current asset information above is based on the locations of assets and excludes non-current time deposits.

Information about major customer

Revenue of US$40.8 million and US$13.7 million for the three months ended March 31, 2022 and 2021, respectively, was derived from sales to a single customer.

Revenue of US$0.04 million and nil for the three months ended March 31, 2022 and 2021, respectively, was generated from sales-based royalties using an exclusive licensing of certain patents to a related party and its affiliates, which was further disclosed in note 19.

4.	REVENUE, OTHER INCOME AND GAINS

Revenue

An analysis of revenue is as follows:

	Three months ended March 31,
	2022	2021
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Revenue from contracts with customer
License and collaboration revenue
- Licensing of intellectual property	3,750	—
- Joint Steering Committee service (“JSC service”)	37,037	13,682
Licensing and royalties	40	—

Total	40,827	13,682

Revenue from the licensing of intellectual property is recognized at a point in time and revenue from JSC service is recognized over time.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.	REVENUE, OTHER INCOME AND GAINS (CONTINUED)

Revenue (continued)

Licensing and royalties related to an exclusive licensing of certain patents to a related party and its affiliates and related subsequent sales-based royalties, which was further disclosed in note 19.

The following table shows the amounts of revenue recognised in the current reporting period that were included in the contract liabilities at the beginning of the reporting period and recognised from performance obligations satisfied in previous periods:

	Three months ended March 31,
	2022	2021
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Revenue recognised that was included in contract liabilities at the beginning of the reporting period:
License and collaboration revenue
- JSC service	15,118	13,682

	Three months ended March 31,
	2022	2021
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Revenue recognised from performance obligation satisfied in previous periods:
License and collaboration revenue
- Licensing of intellectual property	3,750	—
- JSC service	20,639	—

Total	24,389	—

Performance obligations

The amounts of transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as of March 31, 2022 and December 31, 2021 are as follows:

	As of March 31,	As of December 31,
	2022	2021
	US$’000	US$’000
	(Unaudited)
Amounts expected to be recognised as revenue:
Within 1 year	65,560	60,644
1 - 2 years	65,560	60,644
2 - 3 years	65,560	60,644
3 - 4 years	65,560	60,644
After 4 years	49,170	60,646

Total	311,410	303,222

The amounts of transaction prices allocated to the remaining performance obligations which are expected to be recognised as revenue relate to JSC service, of which the performance obligations are to be satisfied over the collaboration period, which is estimated to be 9 years. The amounts disclosed above do not include variable consideration which is constrained.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.	REVENUE, OTHER INCOME AND GAINS (CONTINUED)

Other income and gains

	Three months ended March 31,
	2022	2021
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Other income
Finance income	458	100
Government grants*	502	614
Others	3	8

	963	722

Gains
Others**	49	—

Other income and gains	1,012	722

*

The amount represents subsidies received from local government authorities to support the Group’s business. There were no unfulfilled conditions and other contingencies attached to these government grants.

**	The amount mainly represents reimbursement of depositary fees that are related to the establishment and maintenance of the American Depository Receipts (ADR) program.

5.	LOSS BEFORE TAX

The Group’s loss before tax is arrived at after charging/(crediting):

	Notes	Three months ended March 31,
		2022	2021
		US$’000	US$’000
		(Unaudited)	(Unaudited)
Loss on disposal of property, plant and equipment		20	54
Reversal of provision for the impairment of trade receivables (note 9)	9	—	(22)
Employee benefit expense (including directors’ and chief executive’s remuneration):
Wages and salaries		30,845	23,783
Pension scheme contributions *		681	522
Equity-settled share-based compensation expense		5,674	2,323

*	There are no forfeited contributions that may be used by the Group as the employer to reduce the existing level of contributions.

6.	INCOME TAX

The Group is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which members of the Group are domiciled and operate.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

British Virgin Islands

Under the current laws of the British Virgin Islands (“BVI”), the Group’s BVI subsidiary is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Group’s subsidiary incorporated in the BVI to their shareholders, no withholding tax will be imposed.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.	INCOME TAX (CONTINUED)

Hong Kong

Under the current laws of Hong Kong, the subsidiary which operates in Hong Kong is subject to the two-tiered profits tax rates regime. Starting from January 1, 2018, the first HK$2,000,000 of assessable profits were taxed at 8.25% and the remaining assessable profits were taxed at 16.5%. Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on their foreign derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

United States of America

Under the current laws of the United States of America (“USA”), the subsidiary which operates in the United States of America is subject to federal tax at a rate of 21% and New Jersey state tax at a rate of 9% without including 2.5% New Jersey Surcharge due to the anticipated timing of utilization of the New Jersey Net Operating Loss in New Jersey. The 2.5% New Jersey Surcharge will be expired as of December 31, 2023. Dividends payable by the Group’s US entity, to non-US resident enterprises shall be subject to 30% withholding tax, unless the respective non-US resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with US that provides for a reduced withholding tax rate or an exemption from withholding tax.

Ireland

Under the current laws of Ireland, the subsidiary which operates in Ireland is subject to corporate income tax (“CIT”) at a rate of 12.5% on its taxable trading income and 25% on any non-trading income. Dividend withholding tax is imposed on distributions made by Irish companies at a rate of 25% with many exemptions provided.

Mainland China

Pursuant to the Corporate Income Tax Law of The People’s Republic of China (the “PRC”) and the respective regulations (the “CIT Law”), the subsidiaries which operate in Mainland China are subject to CIT at a rate of 25% on the taxable income. The applicable income tax rate was 25%. Dividends, interests, rent or royalties payable by the Group’s PRC entities, to non PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% enterprise income tax (“EIT”), namely withholding tax, unless the respective non PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

Belgium

Under the current laws of Belgium, the subsidiary which operates in Belgium is subject to CIT at a rate of 25% on its taxable trading income. Dividend withholding tax is imposed on distributions made by Belgium companies at a rate of 30% with many exemptions provided.

During the three months ended March 31, 2022 and 2021, no income tax expense was recognized.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.	LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of the basic loss per share amount is based on the loss for the period attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 308,699,034 and 266,293,913 in issue during the three months ended March 31, 2022 and 2021, respectively.

The calculation of the diluted loss per share amount is based on the loss for the period attributable to ordinary equity holders of the parent. The weighted average number of ordinary shares used in the calculation is the number of ordinary shares in issue during the period, as used in the basic loss per share calculation, and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise of all dilutive potential ordinary shares into ordinary shares.

No adjustment has been made to the basic loss per share amounts presented for the three months ended March 31, 2022 and 2021 in respect of a dilution as the impact of the outstanding share options, restricted stock units and warrant liability had an anti-dilutive effect on the basic loss per share amounts presented.

The calculations of basic and diluted loss per share are based on:

	Three months ended March 31,
	2022	2021
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Loss
Loss attributable to ordinary equity holders of the parent, used in the basic and diluted loss per share calculation	(41,087)	(80,899)

Shares
Weighted average number of ordinary shares in issue during the period used in the basic and diluted loss per share calculation	308,699,034	266,293,913

Loss per share (basic and diluted) (US$ per share)	(0.13)	(0.30)

8.	PROPERTY, PLANT AND EQUIPMENT

During the three months ended March 31, 2022, the Group acquired items of property, plant and equipment with a cost of US$13.7 million (for the three months ended March 31, 2021: US$12.8 million), among which, the charge from a customer under a license and collaboration agreement amounted to US$8.9 million (for the three months ended March 31, 2021: US$2.6 million).

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.	TRADE RECEIVABLES

	March 31,	December 31,
	2022	2021
	US$’000	US$’000
	(Unaudited)
Trade receivables	50,451	50,410
Less: Impairment of trade receivables	—	—

	50,451	50,410

The Group’s trading terms with its customers are mainly on credit. The credit period is 45 to 60 days. The Group seeks to maintain strict control over its outstanding receivables and overdue balances are reviewed regularly by management. Trade receivables are non-interest-bearing. The Group has concentration of credit risk as US$50.0 million (or 99.1%) and US$50.0 million (or 99.2%), respectively, of trade receivables were due from one single customer under a license and collaboration agreement as of March 31, 2022 and December 31, 2021.

As of March 31, 2022 and December 31, 2021, the remaining trade receivables of US$0.5 million and US$0.4 million were about royalties due from a related party. Refer to note 19 for details.

Movements in the loss allowance for impairment of trade receivables were as follows:

Total
US$’000
At January 1, 2021	22
Impairment losses reversed	(22)
Impairment losses recognised	—

At December 31, 2021	—

The Group applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. The Group performed an impairment analysis at the end of each year by considering the probability of default of the debtors or comparable companies with published credit ratings.

As of March 31, 2022 and December 31, 2021, the expected credit loss is insignificant.

10.	FINANCIAL ASSETS MEASURED AT AMORTISED COST

	March 31, 2022	December 31, 2021
	US$’000	US$’000
	(Unaudited)
Financial assets measured at amortised cost	29,974	29,937

Financial assets measured at amortised cost was related to commercial paper issued by a financial institution with principal amount of US$30.0 million, discounted bid yield of 0.5% per annum and one year maturity date on June 1, 2022.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31, 2022	December 31, 2021
	US$’000	US$’000
	(Unaudited)
Financial assets at fair value through profit or loss	99,995	—

Financial assets at fair value through profit or loss were related to investments in money market funds as of March 31, 2022. They were mandatorily classified as financial assets at fair value through profit or loss as their contractual cash flows are not solely payments of principal and interest.

12.	CASH AND CASH EQUIVALENTS, TIME DEPOSITS AND PLEDGED DEPOSITS

	March 31, 2022	December 31, 2021
	US$’000	US$’000
	(Unaudited)
Cash and bank balances	667,465	858,607
Less: Pledged deposits	(1,448)	(1,444)
Time deposits	(288,231)	(168,225)

Cash and cash equivalents	377,786	688,938

Cash and cash equivalents denominated in
USD	368,847	681,025
RMB	7,733	5,875
EUR	1,206	2,038

Cash and cash equivalents	377,786	688,938

The cash and bank balances of the Group denominated in Renminbi (“RMB”) amounted to US$7.7 million and $5.9 million as of March 31, 2022 and December 31, 2021, respectively. RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

The pledged deposit as of March 31, 2022 and December 31, 2021 was pledged for issuing a letter of guarantee to a supplier of the Group and for credit card facilities.

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances are deposited with creditworthy banks with no recent history of default. The carrying amounts of the cash and cash equivalents approximate to their fair values.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13.	TRADE PAYABLES

	March 31, 2022	December 31, 2021
	US$’000	US$’000
	(Unaudited)
Trade payables	9,712	7,043

The trade payables are non-interest-bearing and are normally settled on 30-day terms.

As of March 31, 2022 and December 31, 2021, amounts due to the Group’s related parties, included in the Group’s trade payables, were US$4.3 million and US$2.4 million, respectively (note 19).

14.	WARRANT LIABILITY

On May 13, 2021, the Company entered into a subscription agreement with an institutional investor relating to the offer and sale of 20,809,850 ordinary shares of the Company, par value US$0.0001 per share, in a private placement at a purchase price of US$14.41625 per ordinary share (the “PIPE Offering”). The total proceeds from the PIPE Offering are US$300.0 million. Pursuant to the subscription agreement, the Company also agreed to issue and sell concurrently with the PIPE offering a warrant (the “Warrant”) exercisable for up to an aggregate of 10,000,000 ordinary shares (such transaction together with the PIPE Offering, the “Transactions”). The Transactions were completed on May 21, 2021 (the “Closing Date”). The Warrant is exercisable, in whole or in part, at an exercise price of US$20.00 per ordinary share, at any time prior to the two-year anniversary of the Closing Date.

The Warrant is accounted for as a financial liability because the Warrant may be net share settleable at the holder’s option. The initial fair value of the warrant liability is assessed at US$81.7 million and is recognised upon closing of the Transactions. As of March 31, 2022 and December 31, 2021, the fair value of the Warrant was assessed at US$53.0 million and US$87.9 million, respectively. A fair value gain of US$34.9 million was recorded in profit or loss for the three months ended March 31, 2022 due to change in fair value. Management considered that there is no significant change of the Company’s own credit risk that drives the fair value change of the warrant liability for the three months ended March 31, 2022.

The movement of the warrant liability is set out as below:

Total
US$’000
At January 1, 2022	87,900
Fair value gain of the warrant liability	(34,900)

At March 31, 2022 (unaudited)	53,000

Total
US$’000
At January 1, 2021	—
Issuance of the warrant liability	81,700
Fair value loss of the warrant liability	6,200

At December 31, 2021	87,900

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.	INTEREST-BEARING LOANS AND BORROWINGS

	March 31, 2022			December 31, 2021
	Effective interest rate	Maturity	US$’000	Effective interest rate	Maturity	US$’000
	%		(unaudited)%
Non-current
Loans from a collaborator	4.29	No fixed term of repayment	126,714	3.03	No fixed term of repayment	120,462

Pursuant to the license and collaboration agreement entered into with a collaborator, the Company is entitled to receive funding advances from the collaborator when certain operational conditions are met. As a result, the Company took an initial funding advance with principal amounting to US$17.3 million on June 18, 2021, a second funding advance with principal amounting to US$53.1 million on September 17, 2021, a third funding advance with principal amounting to US$49.3 million on December 17, 2021, and a fourth funding advance with principal amounting to US$5.3 million on March 18, 2022 by reducing the same amount of other payables due to the collaborator, respectively (collectively, the “Funding Advances”).

As of March 31, 2022 and December 31, 2021, these Funding Advances are accounted for as interest-bearing borrowings funded by the collaborator, constituted by a principal amounting to US$125.0 million and US$119.7 million and applicable interests accrued amounting to US$1.7 million and US$0.8 million upon such principal, respectively.

The respective interest rate of each borrowing is based on the average annual London Interbank Offered Rate (“LIBOR”) for U.S. Dollars as reported in the Wall Street Journal on the due date of the quarterly invoice or the next business date should the due date fall on a weekend or holiday, plus 250 basis points, calculated on the number of days from the date on which the Company applied such borrowings. For each of the four batches of funding advances, interest started to accrue from June 18, 2021, September 17, 2021, December 17, 2021 and March 18, 2022, respectively.

Pursuant to the terms of the license and collaboration agreement, the collaborator may recoup the aggregate amount of Funding Advances together with interest thereon from Company’s share of pre-tax profits and any milestone payments due to the Company after the end of the first profitable year of the collaboration program. The Company’s management estimated the loan will not be recouped by the collaborator within one year, nor does the Company expect to repay the funding advances within one year, and thus the loan was classified as a long-term liability.

16.	SHARE CAPITAL AND SHARE PREMIUM

Shares

	March 31, 2022	December 31, 2021
	US$’000	US$’000
	(Unaudited)
Authorized:
1,999,000,000 ordinary shares of US$0.0001 each and 1,000,000 preferred shares of a class or classes to be determined by the board of directors of US$0.0001 each	200	200

Issued and fully paid:
309,461,684 and 308,456,852 ordinary shares of US$0.0001 each	31	31

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16.	SHARE CAPITAL AND SHARE PREMIUM (CONTINUED)

A summary of movements in the Company’s share capital and share premium is as follows:

	Number of shares in issue	Share capital	Share premium	Total
		US$’000	US$’000	US$’000
At December 31, 2021 and January 1, 2022	308,456,852	31	1,261,454	1,261,485
Exercise of share options	500,464	—	610	610
Reclassification of vesting of restricted stock units	504,368	—	6,871	6,871

At March 31, 2022 (unaudited)	309,461,684	31	1,268,935	1,268,966

	Number of shares in issue	Share capital	Share premium	Total
		US$’000	US$’000	US$’000
At January 1, 2021	266,010,256	27	708,306	708,333

Issuance of ordinary shares relating to private placement for an institutional investor (note 14)	20,809,850	2	218,298	218,300
Issuance of ordinary shares for follow-on public offering (note)	17,231,150	2	323,943	323,945
Issuance costs for follow-on public offering (note)	—	—	(505)	(505)
Exercise of share options	4,056,380	—	6,089	6,089
Reclassification of vesting of restricted stock units	349,216	—	5,323	5,323

At December 31, 2021	308,456,852	31	1,261,454	1,261,485

Note: On December 20, 2021, the Company completed a follow-on public offering by issuing 17,231,150 ordinary shares, in aggregate, at US$20.00 per ordinary share and received net proceeds of US$323.4 million, after deduction of related issuance costs of US$21.2 million.

17.	NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(a) Major non-cash transactions

For the three months ended March 31, 2022, the Group had non-cash fair value gain of US$34.9 million of warrant liability.

For the three months ended March 31, 2022, the Group had non-cash additions to interest-bearing loans and borrowings of US$5.3 million, which were received through the deduction of other payables to a collaborator.

For the three months ended March 31, 2022, the Group had non-cash additions to right-of-use assets of US$0.5 million and lease liabilities of US$0.5 million in respect of lease arrangements for buildings.

For the three months ended March 31, 2022 and 2021, the Group had non-cash additions to property, plant and equipment included in other payables and accruals of US$13.4 million and US$12.4 million, respectively.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17.	NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

(b) Changes in liabilities arising from financing activities

Lease liabilities
US$’000
At January 1, 2022	2,504
Additions of lease liabilities	451
Changes from financing cash flows	(434)
Interest expense	31
Interest paid classified as operating cash flows	(31)
Foreign exchange movement	(8)

At March 31, 2022 (unaudited)	2,513

At January 1, 2021	3,373
Changes from financing cash flows	(171)
Interest expense	38
Interest paid classified as operating cash flows	(38)
Foreign exchange movement	(69)

At March 31, 2021 (unaudited)	3,133

(c) Total cash outflow for leases

The total cash outflow for leases included in the condensed consolidated statement of cash flows is as follows:

	Three months ended March 31,
	2022	2021
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Within operating activities	62	96
Within financing activities	434	171

	496	267

18.	COMMITMENTS AND CONTINENCIES

(a) Capital commitments

The Group had the following capital commitments at the end of the year/period:

	March 31, 2022	December 31, 2021
	US$’000	US$’000
	(Unaudited)
Construction in progress	21,937	25,897

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18.	COMMITMENTS AND CONTINENCIES (CONTINUED)

(b) Loss contingencies

In September 2021, a former employee elected to enter into arbitration against Legend Biotech USA Inc. (“Legend USA”) with the American Arbitration Association, claiming such former employee was discriminated against due to her gender and wrong fully terminated in retaliation for engaging in alleged protected activity. The former employee demanded Legend USA to pay damages of approximately US$3.0 million for alleged lost pay, lost equity, damage to reputation, emotional distress and other related losses.

Management believes that the former employee’s claims above are without merit and intends to defend vigorously. At the early stage of the process, management cannot predict the ultimate outcome of the above claims, whether in whole or in part, which may result in a loss, if any. Therefore, in the opinion of management and legal counsel, an estimate of the amount or arrange of reasonably possible losses cannot be made at this time. Accordingly, no provision for any liability has been made in the financial statements.

19.	RELATED PARTY TRANSACTIONS

Name of related companies	Relationship with the Company
GenScript	Company controlled by the ultimate holding company
Nanjing GenScript Biotech Co., Ltd. (formerly named as Nanjing Jinsirui Biotechnology Co., Ltd.)	Company controlled by the ultimate holding company
Nanjing Bestzyme Bioengineering Co., Ltd.	Company controlled by the ultimate holding company
Jiangsu GenScript Biotech Co., Ltd.	Company controlled by the ultimate holding company
Genscript USA Incorporated	Company controlled by the ultimate holding company
Genscript USA Holdings Inc	Company controlled by the ultimate holding company
Nanjing Probio Biotech Co., Ltd.	Company controlled by the ultimate holding company
Jiangsu GenScript Probio Biotech Co., Ltd.	Company controlled by the ultimate holding company

(a)	In addition to the transactions detailed elsewhere in these interim condensed consolidated financial statements, the Group had the following transactions with related parties during the periods:

(i)	Sales-based royalties from related parties:

	Three months ended March 31,
	2022	2021
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Nanjing Probio Biotech Co., Ltd.	40	—

The sale was generated from sales-based royalties related to the exclusive licensing of certain patents to Nanjing Probio Biotech Co., Ltd. and its affiliates.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)

In addition to the transactions detailed elsewhere in these interim condensed consolidated financial statements, the Group had the following transactions with related parties during the periods: (continued)

(ii)	Purchases from related parties:

	Three months ended March 31,
	2022	2021
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Nanjing GenScript Biotech Co., Ltd.	1,785	1,453
Jiangsu GenScript Probio Biotech Co., Ltd.	501	—
Genscript USA Incorporated	385	81
Jiangsu GenScript Biotech Co., Ltd.	46	10
Nanjing Probio Biotech Co., Ltd.	25	—

	2,742	1,544

The transactions were made according to the price and terms agreed with related parties.

(iii)	Shared services:

	Three months ended March 31,
	2022	2021
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Nanjing GenScript Biotech Co., Ltd.	168	513

The shared services including certain accounting, legal, IT and administrative shared services was charged by related parties based on the cost of services provided.

(iv)	Lease contract guarantee

In 2018, the Group’s Ireland subsidiary, Legend Biotech Ireland Limited (“Legend Ireland”), entered into a property lease agreement with a third party in Dublin with lease period from 2018 to August 2028. GenScript provided a guarantee on Legend Ireland’s payment obligations under the lease agreement for nil consideration.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Outstanding balances with related parties:

The Group had the following significant balances with its related parties:

(i)	Due from related parties

	March 31, 2022	December 31, 2021
	US$’000	US$’000
	(Unaudited)
Trade receivables
Nanjing Probio Biotech Co., Ltd.	451	409

	March 31, 2022	December 31, 2021
	US$’000	US$’000
	(Unaudited)
Other receivables
Nanjing GenScript Biotech Co., Ltd.	344	243
Genscript USA Incorporated	16	19
Jiangsu Genscript Biotech Co., Ltd.	4	—
Nanjing Bestzyme Bioengineering Co., Ltd.	1	—

	365	262

	March 31, 2022	December 31, 2021
	US$’000	US$’000
	(Unaudited)
Prepayment
Jiangsu GenScript Probio Biotech Co., Ltd.	770	925
Nanjing Probio Biotech Co., Ltd.	276	274

	1,046	1,199

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Outstanding balances with related parties: (continued)

(ii)	Due to related parties

	March 31, 2022	December 31, 2021
	US$’000	US$’000
	(Unaudited)
Trade payables
Nanjing GenScript Biotech Co., Ltd.	3,792	2,301
Jiangsu GenScript Probio Biotech Co., Ltd.	246	—
Genscript USA Incorporated	193	46
Nanjing Probio Biotech Co., Ltd.	49	22
Jiangsu GenScript Biotech Co., Ltd.	49	1

	4,329	2,370

	March 31, 2022	December 31, 2021
	US$’000	US$’000
	(Unaudited)
Other payables
Nanjing GenScript Biotech Co., Ltd.	3,927	3,293
Genscript USA Holdings Inc	148	—
Genscript USA Incorporated	20	50
Jiangsu GenScript Biotech Co., Ltd.	7	—
Nanjing Probio Biotech Co., Ltd.	1	—

	4,103	3,343

	March 31, 2022	December 31, 2021
	US$’000	US$’000
	(Unaudited)
Lease liabilities
Nanjing GenScript Biotech Co., Ltd.	290	286

Except for lease liabilities with incremental borrowing rates between 2.00% and 5.14% and repayable over 5 years, all other related party balances are unsecured, repayable on demand and interest free.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Compensation of key management personnel of the Group:

	Three months ended March 31,
	2022	2021
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Short-term employee benefits	887	709
Equity-settled share-based compensation expense	824	264

	1,711	973

20.	FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as at the end of each of the reporting periods are as follows:

As of March 31, 2022

Financial assets

	Financial assets at amortised cost	Financial assets at fair value through profit or loss
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Trade receivables	50,451	—
Financial assets included in prepayments, other receivables and other assets	1,810	—
Financial assets measured at amortised cost	29,974	—
Financial assets at fair value through profit or loss	—	99,995
Time deposits	288,231	—
Pledged deposits	1,448	—
Cash and cash equivalents	377,786	—

	749,700	99,995

Financial liabilities

	Financial liabilities at amortised cost	Financial liabilities at fair value through profit or loss
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Trade payables	9,712	—
Warrant liability	—	53,000
Financial liabilities included in other payables and accruals	16,667	—
Interest-bearing loans and borrowings	126,714	—
Lease liabilities	2,513	—

	155,606	53,000

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20.	FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

As of December 31, 2021

Financial assets

Financial assets at amortised cost
US$’000
Trade receivables	50,410
Financial assets included in prepayments, other receivables and other assets	1,066
Financial assets measured at amortised cost	29,937
Time deposits	168,225
Pledged deposits	1,444
Cash and cash equivalents	688,938

940,020

Financial liabilities

	Financial liabilities at amortised cost	Financial liabilities at fair value through profit or loss
	US$’000	US$’000
Trade payables	7,043	—
Warrant liability	—	87,900
Financial liabilities included in other payables and accruals	16,867	—
Interest-bearing loans and borrowings	120,462	—
Lease liabilities	2,504	—

	146,876	87,900

21.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

Management has assessed that the fair values of cash and cash equivalents, pledged deposits, time deposits, financial assets included in prepayments, other receivables and other assets, trade receivables, trade payables and financial liabilities included in other payables and accruals approximate to their carrying amounts largely due to the short-term maturities of these instruments.

The Group’s finance department headed by the finance manager is responsible for determining the policies and procedures for the fair value measurement of financial instruments. The finance department reports directly to the finance manager. At each reporting date, the finance department analysed the movements in the values of financial instruments and determined the major inputs applied in the valuation. The valuation was reviewed and approved by the finance manager. The valuation process and results are discussed with the directors quarterly for quarterly financial reporting.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

21.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets measured at fair value:

As of March 31, 2022 (unaudited)

Fair value measurement using
	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
	US$’000	US$’000	US$’000	US$’000
Financial assets at fair value through profit or loss	—	99,995	—	99,995

The valuation technique used to value the Group’s investments in money market funds in level 2 is the present value of future cash flows based on the expected return which could be observed in the active market.

Liabilities measured at fair value:

As of March 31, 2022 (unaudited)

Fair value measurement using
	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
	US$’000	US$’000	US$’000	US$’000
Warrant liability	—	53,000	—	53,000

As of December 31, 2021

Fair value measurement using
	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
	US$’000	US$’000	US$’000	US$’000
Warrant liability	—	87,900	—	87,900

The following table lists the inputs to the binomial model used for the fair value valuation of warrant liability:

	March 31, 2022	December 31, 2021
	(Unaudited)
Underlying stock price of the Company’s ordinary share	$18.17	$23.31
Volatility	76.5%	70.5%
Risk free rate	2.14%	0.58%
Dividend	—	—

During the three months ended March 31, 2022 and the year ended December 31, 2021, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash and cash equivalents, pledged deposits, time deposits, financial assets measured at amortised cost, financial assets included in prepayments, other receivables and other assets, financial assets measured at fair value through profit or loss, interest-bearing loans and borrowings, warrant liability and financial liabilities included in other payables and accruals. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. The board of directors reviews and agrees policies for managing each of these risks and they are summarized below.

Interest rate risk

Group’s exposure to the risk of changes in interest rates primarily relates to the Group’s Funding Advances with a floating interest rate as disclosed in note 15.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Group’s loss before tax (through the impact on floating rate borrowings) and the Group’s equity.

For the three months ended March 31, 2022 (unaudited)

	Increase/ (decrease) in basis points	Increase/ (decrease) in loss before tax	Increase/ (decrease) in equity
		US$’000	US$’000
United States Dollar	100	1,250	(1,250)
United States Dollar	(100)	(1,250)	1,250

Foreign currency risk

The Group has transactional currency exposures. Such exposures arise from sales or purchases by operating units in currencies other than the units’ functional currencies. Approximately 9% and 35% for the three months ended March 31, 2022 and the year ended December 31, 2021 of the Group’s sales were denominated in currencies other than the functional currencies of the operating units making the sale.

As of March 31, 2022 and December 31, 2021, the Group had no outstanding foreign currency forward exchange contract. At present, the Group does not intend to seek to hedge its exposure to foreign exchange fluctuations. However, management constantly monitors the economic situation and the Group’s foreign exchange risk profile and will consider appropriate hedging measures in the future should the need arise.

The following table demonstrates the sensitivity at the end of each of the reporting period to a reasonably possible change in the EUR and RMB exchange rate against US$, with all other variables held constant, of the Group’s loss before tax (due to changes in the fair values of monetary assets and liabilities).

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

	Increase/ (decrease) in the rate of foreign currency	Decrease/ (increase) in loss before tax
	%	US$’000
Three months ended March 31, 2022 (unaudited)
If US$ strengthens against RMB	5	31
If US$ weakens against RMB	(5)	(31)
If US$ strengthens against EUR	5	(3,490)
If US$ weakens against EUR	(5)	3,490
Three months ended March 31, 2021 (unaudited)
If US$ strengthens against RMB	5	478
If US$ weakens against RMB	(5)	(478)
If US$ strengthens against EUR	5	(785)
If US$ weakens against EUR	(5)	785

Credit risk

The Group trades only with recognised and creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Group’s exposure to bad debts is not significant. For transactions that are not denominated in the functional currency of the relevant operating unit, the Group does not offer credit terms without the specific approval of the Head of Credit Control.

The credit risk of the Group’s other financial assets, which comprise cash and cash equivalents, pledged deposits, financial assets measured at amortised cost, financial assets at fair value through profit or loss and other receivables, arises from default of the counterparty, with a maximum exposure equal to the carrying amounts of these instruments. Further quantitative data in respect of the Group’s exposure to credit risk arising from trade receivables are disclosed in note 9 to the unaudited interim condensed consolidated financial statements.

Since the Group trades only with recognised and creditworthy third parties, there is no requirement for collateral. Concentrations of credit risk are managed by debtor. The Group had certain concentrations of credit risk with respect to trade receivables, which are disclosed in note 9 to the unaudited interim condensed consolidated financial statements.

Liquidity risk

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial investments and financial assets (e.g., trade receivables and other financial assets) and projected cash flows from operations.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

Liquidity risk (continued)

The maturity profile of the Group’s financial liabilities as at the end of each reporting period, based on contractual undiscounted payments, is as follows:

As of March 31, 2022

	Less than 1 years	Over 1 years	Total
	US$’000	US$’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Trade payables	9,712	—	9,712
Other payables and accruals	16,667	—	16,667
Warrant liability	53,000	—	53,000
Interest-bearing loans and borrowings (note)	—	126,714	126,714
Lease liabilities	883	1,827	2,710

	80,262	128,541	208,803

As of December 31, 2021

	Less than 1 years	Over 1 years	Total
	US$’000	US$’000	US$’000
Trade payables	7,043	—	7,043
Other payables and accruals	16,867	—	16,867
Warrant liability	87,900	—	87,900
Interest-bearing loans and borrowings (note)	—	120,462	120,462
Lease liabilities	911	1,708	2,619

	112,721	122,170	234,891

Note: Pursuant to the terms of the license and collaboration agreement, the collaborator may recoup the aggregate amount of Funding Advances together with interest thereon from Company’s share of pre-tax profits and any milestone payments due to the Company after the end of the first profitable year of the collaboration program. The Company’s management estimated the loan will not be recouped by the collaborator within one year, nor does the Company expect to repay the funding advances within one year.

Interest rate benchmark reform

As at March 31, 2022 and December 31, 2021, the Group had certain interest-bearing loans and borrowings denominated in US$. The interest rates of these instruments are based on the LIBOR, which will cease to be published after 30 June 2023. Replacement of the benchmark rates of these instruments from LIBOR to an risk-free rate (“RFR”) has yet to commence and did not have any impact on the financial position and financial performance during the three months ended March 31, 2022 and 2021. It is expected that there will be renegotiations of terms in the future. During the transition, the Group is exposed to the following risks:

Parties to the contract may not reach agreement in a timely manner as any changes to the contractual terms require the agreement of all parties to the contract;

Additional time may be needed for the parties to the contract to reach agreement as they may renegotiate terms which are not part of the interest rate benchmark reform;

The existing fallback clause included in the instruments may not be adequate to facilitate a transition to a suitable RFR.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

The Group will continue to monitor the development of the reform and take proactive measures for a smooth transition.

The information about financial instruments based on an interbank offered rate that has yet to transition to an alternative benchmark rate is as follows:

	March 31, 2022	December 31, 2021
	US$’000	US$’000
	(Unaudited)
Interest-bearing loans and borrowings US$ LIBOR	126,714	120,462

Capital management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain a strong credit rating and healthy capital ratios in order to support its business and maximize shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the reporting periods.

The Group monitors capital using a gearing ratio, which is total liabilities divided by total assets. The gearing ratios as at the end of each of the reporting period were as follows:

	March 31, 2022	December 31, 2021
	US$’000	US$’000
	(Unaudited)
Total liabilities	601,953	647,161
Total assets	1,040,516	1,118,367

Gearing ratio	58%	58%

23.	APPROVAL OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements were approved and authorized for issue by the board of directors on July 25, 2022.